UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 27, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Spark Therapeutics, Inc.

File No. 1-36819 - CF#33594

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     Spark Therapeutics, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on March 14, 2016.

     Based on representations by Spark Therapeutics, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.31	through March 14, 2019
Exhibit 10.33	through September 24, 2017
Exhibit 10.34	through September 24, 2017
Exhibit 10.36	through September 24, 2017

     For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary